Exhibit 23.3

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RP FINANCIAL, L.C.
Financial Services Industry Consultants





                     October 6, 1997



Board of Directors
PSB Mutual Holding Company
Pennsylvania Savings Bank
1835 Market Street
Philadelphia, Pennsylvania 19103

RE:Plan of Conversion; Subscription Rights

Gentlemen:

 All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the "Plan") adopted by the Boards of Directors of Pennsylvania Savings Bank (the "Bank") and PSB Mutual Holding Company (the "Mutual Holding Company"). Pursuant to the Plan, PSB Bancorp, Inc. (the "Holding Company") will offer and sell the Conversion Shares.

 We understand that "Subscription Rights" to purchase the Conversion Shares are to be issued to: (i) Eligible Account Holders; (ii) the ESOP; and, (iii) Supplemental Eligible Account Holders, collectively referred to as the "Recipients." Based solely upon our observation that the Subscription Rights will be available to such Recipients without cost, will be legally non-transferable and of short duration, and will afford the Recipients the right only to purchase shares of Conversion Shares at the same price as will be paid by members of the general public in the Community Offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, pursuant to our valuation of the Subscription Rights:

 (1) the Subscription Rights will have no ascertainable market value; and,

 (2) the price at which the Subscription Rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

 Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Holding Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Conversion Shares in the conversion will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.

                          Sincerely,

                          /s/ William E. Pommerening

                          William E. Pommerening
                          Chief Executive Officer









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